Sanofi-aventis Announces New Investment

in China to Locally Produce Lantus®

SoloSTAR®

- French Group Committed to Partnering

with the Chinese Diabetes Society to Undertake in China

the World’s Largest Diabetes Genotyping Project -

Beijing, China, April 21, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today an increase of capital investment in the amount of US$90 million (600 million Renminbi) to extend its current manufacturing facility located at the Beijing Economic and Technological Development Area, and to build pre-filled injection production lines for Lantus® (Insulin Glargine) SoloSTAR®.

With an expected capacity up to 50 million units, the new Lantus® SoloSTAR® investment will allow sanofi-aventis to better meet the growth demand of the Chinese market and improve the standard of care to combat diabetes in China.

Guo Jinlong, Mayor of Beijing, met with Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, and recognized sanofi-aventis’ commitment to China. Officials from Beijing Economic and Technological Development Area were also present at the meeting.

“The new Lantus® SoloSTAR® investment signifies a new milestone of sanofi-aventis’ commitment to China. As the first multinational healthcare company to establish offices in China, we remain convinced of the strategic importance of the Chinese market,” said Christopher A. Viehbacher. “We are particularly dedicated to investing in areas that can help China address its public health needs. Lantus® SoloSTAR® is a result of five years of R&D at the highest level. The local production of Lantus® SoloSTAR® at the new manufacturing site is scheduled to start in 2012, and it will bring great benefits to the diabetes patients in China,” added Mr Viehbacher.

Mr. Viehbacher also announced a new partnership with the Chinese Diabetes Society to initiate a diabetes genotyping project involving more than 46,000 diabetic and non-diabetic patients. This landmark study will analyze in-depth genetic factors to better understand the pathogenesis of type 2 diabetes, which could allow for the early detection of individuals at risk for developing diabetes and define effective risk prevention strategies. Furthermore, by defining new molecular targets, causally involved in the pathogenesis of diabetes, the results of this research might potentially help to develop new medicines for the prevention and/or treatment of diabetes.

The Lantus® investment follows a 94 million USD (700 million RMB) investment that sanofi-aventis made in 2007 to establish a high-tech manufacturing facility to produce Vaxigrip® for the prevention of seasonal influenza and to contribute to pandemic readiness in China. The two investments combined makes sanofi-aventis a leading investor in China’s biological field. Sanofi-aventis’ Shenzhen flu vaccine facility will complete construction this year, and enter the phase of equipment qualification and process validation. Vaxigrip® production is scheduled to start in 2012.

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About Lantus® and SoloSTAR®

Lantus® is a truly 24-hour basal insulin without pronounced peak, and therefore efficaciously and safely lowers blood glucose. Lantus® was launched in China in 2004. LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older)* with type 1 diabetes mellitus. LANTUS® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

SoloSTAR® is a new, easy-to-use disposable pen for administration of LANTUS® and APIDRA®. SoloSTAR® allows administering doses from 1 up to 80 units, in one unit increments, in one injection. SoloSTAR® offers a 33% greater maximum capacity than other disposable insulin pens, up to 80 units of insulin in one injection.

SoloSTAR® uses a simple, intuitive design with an easy-to-read display, and requires only a few steps to use it properly. SoloSTAR® is small, discreet and eliminates the need for the patient to change insulin cartridges. Easy-to-use and easy-to-inject, SoloSTAR® reduces the injection force in comparison to other most broadly available pens in its class.

The Chicago Athenaeum Museum of Architecture and Design awarded a 2007 GOOD DESIGN™ Award for the new SoloSTAR® disposable insulin injection pen for people with type 1 and type 2 diabetes. The Museum’s historic GOOD DESIGN program was founded in Chicago in 1950 by Edgar J.Kaufmann, Jr. with the participation of some of America’s most important designers. Every year the jury meets in New York and select products and graphics worthy of the GOOD DESIGN Award for design distinction. GOOD DESIGN remains the oldest and most important Awards program worldwide.

* Refer to the global indication.

About Beijing Economic and Technological Development Area

Beijing Economic and Technological Development Area was established in 1992. It was approved by the State Council as National Economic and Technological Development Zone. Beijing Economic and Technological Development Area covers a total area of 46.8 square kilometres, and is home to approximately 2,000 enterprises with 20 billion USD investment.

About sanofi-aventis China

Sanofi-aventis is the first foreign pharmaceutical company to open offices in China. Sanofi-aventis is one of the fastest growing healthcare companies in China, with leading products covering vaccines (Vaxigrip®) and major therapeutic areas, such as cardiovascular/thrombosis (Plavix®, Aprovel®/Co-Aprovel®); diabetes (Lantus®), oncology (Taxotere®, Elaxotin®), internal medicine (Essentiale®), and central nervous system (Stilnox®). Sanofi-aventis currently employs more than 3,300 people in 188 cities across China.

Sanofi-aventis has three manufacturing sites in Beijing, Hangzhou and Shenzhen. In 2007, the company invested 94 million USD (700 million RMB) to establish a high-tech manufacturing facility in Shenzhen to produce Vaxigrip® for the prevention of seasonal influenza and to contribute to pandemic readiness in China.

In October 2008, sanofi-aventis announced its R&D expansion in China, which allows rapid growth of clinical programs and aims to encompass all activities, from drug-target identification to late-stage clinical studies in China.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Media contacts:

Yi Hui

+86 1391 078 7786

hui.yi@sanofi-aventis.com

Liu Shasha

+86 1360 133 1028

shasha.liu@sanofi-aventis.com

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